Exhibit 99.1

eFuture Announces Fourth Quarter And Fiscal Year 2008 Unaudited Financial Results

Revenue Growth Exceeds Guidance; Revenue Grows 47.8% and 64.7% for the Fourth
Quarter and Full Year 2008, Respectively; Significant Improvement in
Profitability-Fourth Quarter Net Income Grows 136.9% to RMB9.1 Million

BEIJING, April 27 /PRNewswire-Asia/ — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company”, or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter of 2008 Financial Highlights:
—	Total revenues increased 47.8% year-over-year to RMB71.7 million (US$10.5 million).
—	Revenue from software license sales increased 70.2% year-over-year to RMB31.8 million (US$4.7 million).
—	Revenue from hardware sales increased 100.5% year-over-year to RMB19.7 million (US$2.9 million).
—	Service fee income increased 1.0% to RMB20.2 million (US$3.0 million).
—	Gross profit increased 59.1% year-over-year to RMB33.6 million (US$4.9million). Gross margin was 46.8%, compared to 43.5% in the fourth quarter of 2007.
—	Operating income increased 86.1% year-over-year to RMB12.7 million (US$1.9 million).
—	Net income increased 136.9% year-over-year to RMB9.1 million (US$1.3 million).
—	Diluted net income per share was RMB2.7 (US$0.4), as compared to net loss per share of RMB8.18 the fourth quarter of 2007.
—	Operating cashflow was RMB31.7 million (US$4.7 million).
—	Adjusted net income (non-GAAP) increased 17.1% year-over-year to RMB20.6 million (US$3.0 million).
—	Non-GAAP adjusted diluted earnings per share were RMB6.08 (US$0.89).

Full Year 2008 Financial Highlights:
—	Total revenues increased 64.7% year-over-year to RMB138.5 million (US$20.3 million).
—	Revenue from software license sales increased 56.5% year-over-year to RMB64.7 million (US$9.5 million).
—	Revenue from hardware sales increased 64.6% year-over-year to RMB26.7 million (US$3.9 million).
—	Service fee income increased 77.8% to RMB47.1 million (US$6.9 million).
—	Gross profit increased 73.9% year-over-year to RMB66.2 million (US$9.7 million). Gross margin was 47.8%, compared to 45.3% in 2007.
—	Operating profit was RMB2.7 million (US$0.4 million), as compared to an operating profit of RMB6.9 million (US$1.0 million) in 2007.
—	Net loss increased 9.6% year-over-year to RMB30.1 million (US$4.4 million).
—	Diluted loss per share was RMB9.76 (US$1.43).
—	Operating cash flow as of December 31 2008 increased 71.2% year-over- year to RMB31.7 million (US$4.6 million).
—	Cash and cash equivalents as of December 31, 2008 was RMB60.7 million (US$8.9 million).
—	Adjusted net income (non-GAAP) was RMB15.3 million (US$2.2 million), a decrease of 13.2% from 2007.
—	Non-GAAP adjusted diluted earnings per share were RMB4.9 (US$0.72).

“We are very pleased to report a great quarter with strong revenue growth, solid margin expansion and steady progress across a wide range of strategic and tactical initiatives in 2008,” said Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture. “While our full year reported bottom-line results were negatively impacted by expenses related to a US$4 million convertible note, our underlying operations performed very well in the face of significant macroeconomic headwinds. This reflects our continued execution, focused growth strategy consisting of both organic and acquisitive initiatives, affordable and flexible suite of solutions, a large and diversified install base, and the continued resilience of China’s retail and consumer goods industry. I am pleased to report that we have made substantial progress and important developments on several key fronts.

“As part of our organic growth strategy, the initiative to organize our operations into seven strategic business units has already yielded positive results, helping to streamline our operations and allowing us to leverage our capabilities to better serve clients and accelerate growth. The result has been revenue increases across all business segments, a commendable achievement, and as a testament to our ability to deepen relationships with existing customers, software licensing revenues from current clients increased by 117%.

“Furthermore, we solidified our core enterprise software business and forged into new frontiers of eService, including our B2B service and SaaS (Software-as-a-Service) service for supply chain management and B2C eShopping. Our SaaS strategy remains a key near- to long-term growth driver, and this service began to make a positive contribution in 2008, representing 8.5% of our total full year revenues.

“On the M&A front, our acquisition of Proadvancer has provided us with market leadership and significant share gains in China’s logistics market, allowing us to form a total front-end supply chain management solution. Additionally, we increased our stake in Wangku from 20% to 51%. Together, these deals comprised 18.4% of our revenue in 2008. Going forward, we will continue to seek further growth opportunities through mergers and acquisitions to diversify our product and service offerings.

“Looking ahead, we intend to continue to focus on executing our growth strategy by investing in technology and business model innovations, expanding our client base within tier-2 and tier-3 cities in China, and actively pursuing domestic and international clients. Alongside each of these initiatives, we will strive to maximize our operational efficiency and enhance earnings growth to increase long-term shareholder returns.”

Full Year 2008 Operational Highlights:

By solidifying eFuture’s core enterprise software business, growing value-added service revenues, and strengthening eFuture’s eService offerings and capabilities, the Company established a diverse platform designed to enable it to expand its market share and to generate consistent revenue flows.

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Core Business (Software License, Hardware, and Service Fee excluding eServices)

In 2008, eFuture re-aligned its software business into seven vertical strategic business units (“SBU”) in order to better service the various market segments and to enhance customer satisfactions. The new SBUs are as follows:

—	Department Store and Shopping Mall
—	Grocery and Supermarket
—	Specialty Retail
—	Fast-Moving Consumer Goods
—	Logistics
—	Small-to-Medium Business
—	Key Accounts

In 2008, software licensing revenue from existing customers contributed 61.9% of the total software revenues and 28.9% of total revenues, an increase of 17% and 7% over the 44.6% and 21.9% in 2007, respectively.

eService Business

eFuture’s eService strategy remains a key near- to long-term growth driver and began to make positive contributions in 2008, representing 8.5% of total revenues for the year.

In March 2008, eFuture and IBM entered into a strategic partnership to launch a Software-as-a-Service platform (http://www.bfuture.com.cn) for the retail distribution industry in China. Thus far, this initiative has brought 2,000 of Wangfujing Group’s suppliers onto the platform, allowing them to exchange business information, arrange payments online and access purchase orders, returns, payment status, inventory levels and analysis of sales data.

IBM China Research Lab and eFuture began their collaboration in 2005 with the goal of combining IBM’s integrated infrastructure and platforms with eFuture’s expertise and best practices in supply chain management software. This partnership is geared towards strategically targeting retailers and their suppliers to greatly improve their productivity, shorten the credit cycle, reduce risks and facilitate the growth of both demand and supply sides of the businesses. It can help retailers reduce their investment in IT systems, which in turn will help China’s distribution sector combat the current financial crisis. Further collaboration with IBM has also positioned eFuture as the partner of choice for leading global technology companies.

Major Wins

In 2008, eFuture signed a total of 837 contracts valued at RMB138 million with leading global and domestic companies operating in China’s retail and consumer goods industry. The top ten customers contributed a total contract value of RMB32.3 million, representing about 23.5% of the total contract value.

Research & Development

In 2008, the Company expanded its product portfolio by launching eFuture ONE Congou SOA and eFuture ONE CRM. These solutions further enhanced eFuture’s open technology platform, characterized by leading technological innovation, first to market next generation SOA architecture, industry-leading functionality and seamless integration with eFuture’s existing products.

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eFuture and IBM China Research Lab also jointly developed eFuture ONE SCM SaaS Platform based on IBM’s Blue Cloud computing architecture.

Mergers & Acquisitions

eFuture’s acquisition of Proadvancer resulted in significant share gains in China’s logistics market, enabling the Company to form a total front-end supply chain management solution and further solidifying eFuture’s market leadership. Additionally, eFuture increased its stake in Wangku from 20% to 51%, in order to further expand its eService business initiatives. Together, these deals contributed 18.4% of eFuture’s revenue in 2008.

In addition to the completion of these acquisitions, eFuture grew organically in 2008. As of December 31, 2008, the Company has a total of 601 employees, compared to 588 employees as of December 31, 2007.

Convertible Notes

The Company converted US$5 million notes in 2007 and US$4 million notes in 2008, representing a total conversion of 90%. The expenses related to converting the remaining 10% will be US$0.9 million.

Fourth Quarter and Full Year 2008 Financial Results

Revenue

Revenue for the fourth quarter of 2008 increased 47.8% to RMB71.7 million (US$10.5 million) from RMB48.5 million in the fourth quarter of 2007.

Total fiscal year 2008 revenue increased 64.7% to RMB138.5 million (US$20.3 million) from RMB84.1 million in 2007. Service fee income increased to 34.0% of total revenue as compared to 31.5% in 2007, further enhancing the Company’s recurring revenue stream and improving the overall revenue mix.

These increases are primarily attributable to the significant growth across all product lines including software license sales driven by the re-alignment of the software business into seven vertical strategic business units and improved operating efficiency.

    Revenue Breakdown

	2007				2008
	Q4	FY		Q4		FY
	RMB	RMB	RMB	USD	Y-o-Y	RMB	USD	Y-o-Y
	‘000	‘000	‘000	‘000	Change	‘000	‘000	change
Software license sales	18,703	41,360	31,830	4,665	70.2%	64,709	9,485	56.5%
Hardware sales	9,817	16,198	19,685	2,885	100.50%	26,661	3,907	64.6%
Service fee income	19,990	26,512	20,181	2,958	1.0%	47,131	6,908	77.8%
Total	48,510	84,070	71,696	10,508	47.8%	138,501	20,301	64.7%

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Cost of Revenues

The cost of revenue for the fourth quarter of 2008 increased 39.1% to RMB38.1 million (US$5.6 million) from RMB27.4 million in the fourth quarter of 2007.

The cost of revenue for fiscal year 2008 increased 57.2% to RMB72.3 million (US$10.6 million) from RMB46.0 million in 2007.

    Cost of Revenues Breakdown

	2007				2008
	Q4	FY		Q4			FY
	RMB	RMB	RMB	USD	Y-o-Y	RMB	USD	Y-o-Y
	‘000	‘000	‘000	‘000	Change	‘000	‘000	change
Cost of software license sales	8,364	15,413	8,819	1,293	5.4%	18,017	2,641	16.9%
Cost of hardware sales	7,181	12,587	17,486	2,563	143.5%	23,266	3,410	84.8%
Cost of service see	4,950	6,857	8,476	1,242	71.2%	15,866	2,326	131.4%
Amortization of acquired technology	6,002	8,231	2,410	353	-59.8%	11,512	1,687	39.9%
Amortization of software costs	904	2,889	929	136	2.8%	3,609	529	24.9%
Total	27,402	45,978	37,191	5,587	35.7%	72,270	10,593	57.2%

The increase in cost of revenue was primarily attributable to a proportionate increase in sales volume and, to a lesser extent, cost in hardware sales along with an increase in service income fees. The increases in service income fees were affected by several factors:

1.
Increased senior technical personnel on major accounts to explore service expansion opportunities and further enhanced monetization. eFuture devoted its senior technical personnel to its major accounts according to the customers’ 3 years programming needs which will deliver more value to these customers’ future operation.  However, these high-end configurations and higher salaries of these senior personnel added extra expenses to eFuture’s projects.

2.	Increased marketing efforts on major accounts to further explore customer’s potential needs in their IT operating plans.

Gross Profit

Fourth quarter of 2008 gross profit increased 59.1% to RMB33.6 million (US$4.9 million) from RMB21.1 million in the fourth quarter of 2007.

Consolidated gross margin for the fourth quarter of 2008 was 46.8% compared to 43.9% in the fourth quarter of 2007 and 47.9% in the third quarter of 2008. These increases were primarily attributable to increases in revenues and decreases in amortization of acquired intangibles.

2008 gross profit demonstrated substantial growth, increasing 73.9% to RMB66.2 million (US$9.7 million) for the fiscal year 2008 from RMB38.1 million in 2007.

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Consolidated gross margin for 2008 further expanded to 47.8%, up from 45.3% in 2007.

Operating Expenses

Research and development expenses for the fourth quarter of 2008 were RMB5.0 million (US$0.7 million), or 7.0% of total revenues, compared to 0.4% of total revenues in the fourth quarter of 2007 and 0.8% in the third quarter of 2008.

Research and development expenses in 2008 were RMB5.7 million (US$0.8 million), or 4.1% of total revenues, compared to 0.5% in 2007.

Both the year-over-year and sequential increases in research and development expenses are mainly due to our larger expenditures in software integration and upgrading. Management believes that these efforts to integrate multiple versions of similar software into full-featured single software versions will reduce eFuture’s R&D costs in the long term and reduce the future software implementation costs.

General and administrative expenses for the fourth quarter of 2008 were RMB11.0 million (US$1.6 million), or 15.4% of total revenues, compared to 20.1% in the fourth quarter of 2007 and 25.1% in the third quarter of 2008.

General and administrative expenses in 2008 were RMB37.8 million (US$5.5 million), or 27.30% of total revenues, compared to 19.4% in 2007.

The year-over-year increase was mainly due to a RMB1.5 million increase in salaries and a RMB3.0 million increase in the maintenance costs of 8 new branches in 2008. In addition, the expenses associated with the compliance of auditing and Sarbanes-Oxley Act compliance contributed RMB1.6 million to the general and administration expenses.

Selling and distribution expenses for the fourth quarter of 2008 were RMB4.8 million (US$0.7 million), or 6.7% of total revenues, compared to 8.2% in the fourth quarter 2007 and 23.1% in the third quarter of 2008.

Selling expenses in 2008 were RMB20.1 million (US$2.9 million), or 14.5% of total revenues, as compared to 14.0% in 2007. The year-over year increase was mainly due to a proportionate increase in sales volume in 2008.

Total share-based compensation expenses in 2008 were RMB2.7 million (US$0.4 million).

Operating Income/Loss

Operating profit in the fourth quarter of 2008 increased 86.1% to RMB12.7 million (US$1.9 million) from RMB6.8 million in the fourth quarter of 2007.

Operating margin was 17.7% in the fourth quarter of 2008, compared to 15.1% in the fourth quarter 2007. 2008 operating profit was RMB2.75 million (US$0.4 million), as compared to an operating profit of RMB6.9 million in 2007. The decreased operating profit primarily resulted from the increased R&D expenses and increased G&A expenses.

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Net Income/Loss and EBITDA

As a result of the foregoing, fourth quarter of 2008 net income was RMB9.1 million (US$1.3 million) compared to net loss of RMB25.6 million in the fourth quarter of 2007. Net margins were 12.6% in the fourth quarter 2008. Net loss for the year ended December 31, 2008 was RMB30.1 million (US$4.4 million), compared to RMB27.5 million in 2007. These losses were largely due to the RMB20.5 million expense related to the conversion of the convertible notes.

Basic and diluted losses per share in the fourth quarter of 2008 were RMB2.7 (US$0.4) and RMB2.67 (US$0.39), respectively. 2008 basic and diluted losses per share were RMB9.76 (US$1.43) and RMB9.76 (US$1.43), respectively.

Adjusted net income (non-GAAP) for the fourth quarter was RMB20.6 million (US$3.0 million), an increase of 17.1% from the fourth quarter of 2007. Adjusted net income (non-GAAP) for 2008 was RMB15.3 million (US$2.2 million), a decrease of 13.2% from 2007.

Fourth quarter 2008 adjusted non-GAAP diluted earnings per share was RMB6.08 (US$0.89). 2008 adjusted non-GAAP diluted earnings per share was RMB4.9 (US$0.72).

EBITDA (non-GAAP) for the fourth quarter of 2008 was RMB16.8 million (US$2.5 million), a decrease of 20.9% from the fourth quarter of 2007. 2008 EBITDA (non-GAAP) was RMB21.5 million (US$3.1 million), an increase of 1.2% from 2007.

Balance Sheet and Cash Flow

In 2008, net cash generated from operating activities was RMB31.7 million (US$4.6 million), while net cash used in capital expenditures was RMB30.0 million (US$4.3 million).

As of December 31, 2008, cash and cash equivalents decreased 9.7% year-over-year to RMB60.7 million from RMB67.2 million in 2007, mainly due to the expenses related to the conversion of US$4 million convertible notes, as well as payment for the acquisitions of Royalstone and Proadvancer in 2008.

Total accounts receivable as of December 31, 2008 increased 10.8% to RMB18.2 million (US$2.7 million) from RMB16.4 million as of December 31, 2007, mainly attributable to increases in total revenue.

Inventories as of December 31, 2008 increased 73.4% to RMB10.0 million (US$1.5 million) from RMB5.7 million as of December 31, 2007. This increase was mainly attributable to the working in progress projects of RMB45 million that have not reached the revenue recognition point.

2009 Business Outlook

Industry and Market Outlook

Management expects macroeconomic factors, such as retail sales of consumer goods and IT spending, to increase at a healthy rate for 2009. For the first quarter of 2009, total retail sales of consumer goods reached RMB2,940 billion (US$430.9 billion), an increase of 15% over the prior year. eFuture expects that it remains in a strong position to compete in the supply chain management sector.

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    Top line Growth Drivers
—	As of December 31, 2008, the Company’s unrecognized revenue base was US$6.5 million, including US$3.6 million of software license income and US$2.7 million of service fee income for 2009.
—	Increasing demand for value-added service such as maintenance and outsourcing, and the upward trend in license revenue from existing customers.
—	Solid demand from department stores, supermarkets, and key customer accounts under challenging economic conditions.
—
Deepening penetration and expanding market share via eFuture’s plan to further develop its B2B services and software-as-a-service businesses (including Supply Chain Management and B2Cstore eShopping) by leveraging the Company’s relationships with over 1,000 retailers, their base of over 13,000 stores and over 900,000 suppliers as well as nearly 80 million end consumers.

Channel Expansion Initiatives

Currently, 50% of eFuture’s revenue is derived from China’s three mega-cities-Beijing, Shanghai and Guangzhou-while 80% of total revenue is derived from eight Tier 1 cities (including the mega cities) in China. However, the continued expansion of many retailers, including current eFuture customers, into China’s Tier 2 and Tier 3 cities presents a significant opportunity to gain additional market shares in these growing markets. As such, one of the Company’s key initiatives in 2009 is to enhance penetration into Tier 2 and Tier 3 cities, by investing approximately RMB7.5 million in order to increase the coverage of its sales and distribution network from 10 up to 15 provinces in China.

2009 Guidance

In 2009, eFuture plans to focus upon continued execution on its growth strategy, which consists of a combined organic and acquisitive approach. eFuture will continue to solidify its core enterprise software business and forge into new frontiers of eService and investing.

eFuture expects its 2009 total revenues to be in the range of approximately US$27 million to US$28 million, representing annual growth of 33% to 38% over 2008. Adjusted EBITDA (non-GAAP) is expected to be in the range of approximately US$4.9 million to US$5.9 million. This forecast is a current and preliminary view and is subject to change.

Conference Call Information

eFuture’s management will host a conference call on Monday, April 27, 2009 at 5:30 pm (Pacific) / 8:30 pm (Eastern) / Tuesday, April 28, 8:30 am (China) to discuss its fourth quarter and full year 2008 financial results and recent business activity. The conference call may be accessed by calling:

United States toll free	+1-866-519-4004
China, toll free	800-819-0121
China, toll	400-620-8038
United Kingdom toll free	0808-234-6646
Hong Kong toll free	800-933-053
Passcode	eFuture

    Please dial-in 10 minutes before the call is scheduled to begin.

99.1-8

A replay of the conference call may be accessed by phone at the following numbers until Monday, May 4, 2009:

United States toll free	+1-866-214-5335
China North	10-800-714-0386
China South	10-800-140-0386
United Kingdom toll free	0800-731-7846
Hong Kong toll free	800-901-596
Passcode	#92982918

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eFuture’s website at http://www.e-future.com.cn/ENG/newshow.asp?id=513.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.8225 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2008 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses, depreciation, adjusted net income excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes, adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

99.1-9

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT - News) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain(from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China. eFuture is one of IBM’s premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has more than 600 employees and 20 branch offices across China. For more information about eFuture, please visit http://www.e-future.com.cn/

99.1-10

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2008 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; eFuture’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of April 27, 2009, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

For more information, please contact:

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
Tel:   +86-10-5165-0998 x8804
Email: ir@e-future.com.cn

Investor Relations (US):
Mahmoud Siddig
Taylor Rafferty
Tel:   +1-212-889-4350
Email: eFuture@Taylor-Rafferty.com

Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel:   +852-3196-3712
Email: eFuture@Taylor-Rafferty.com

Media Contact:
Jason Marshall
Taylor Rafferty
Tel:   +1-212-889-4350
Email: eFuture@Taylor-Rafferty.com

— FINANCIAL TABLES TO FOLLOW —
99.1-11

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,		December 31,
	2007	2008	2008
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	67,227,348	60,723,734	8,900,511
Trade receivables, less allowance for doubtful accounts of RMB2,109,910, RMB4,695,898,and RMB7,539,546 respectively	16,409,333	18,185,221	2,665,478
Refundable value added tax	3,691,035	2,859,018	419,057
Deposits	156,695	—	—
Advances to employees	3,576,947	2,978,844	436,621
Advances to suppliers	657,724	847,831	124,270
Other receivables	3,576,965	852,191	124,909
Prepaid expenses	862,653	1,177,396	172,575
Inventory	5,749,951	10,406,711	1,525,352
Total current assets	101,908,651	98,030,946	14,368,772
Non-current assets
Long-term investments	5,460,301	654,192	95,887
Deferred loan costs, net of RMB6,700,671 of amortization	4,847,633	642,744	94,209
Deferred assets	172,083	2,809,201	411,755
Property and equipment, net of accumulated depreciation of RMB4,690,856, RMB5,191,489, and RMB5,858,293 respectively	2,065,040	3,202,286	469,371
Intangible assets, net of accumulated amortization of RMB8,678,751, RMB19,799,245 and RMB31,481,989 respectively	47,045,110	59,261,346	8,686,163
Goodwill	46,814,929	63,506,496	9,308,391
Total non-current assets	106,405,096	130,076,265	19,065,777
Total assets	208,313,747	228,107,211	33,434,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	3,845,873	8,393,534	1,230,272
Other payable	2,124,527	3,574,142	523,876
Accrued expenses	3,395,790	6,946,751	1,018,212
Accrued interest	278,420	—	—
Taxes payable	7,696,531	8,124,009	1,190,767
Deferred Revenues		8,073,981	1,183,434

Deferred Tax	5,282,076	4,691,336	687,627
Advances from customers	13,025,978	16,502,902	2,418,894
Royalstone acquisition obligation, current portion	16,722,213	6,405,610	938,895
Health Filed acquisition obligation	3,300,000	592,948	86,911
Proadvancer System acquisition obligation	—	14,533,644	2,130,252
Make-whole obligation,current portion	1,164,116	426,734	62,548
payable, current portion	3,648,825	899,826	131,891
Total current liabilities	60,484,349	79,165,416	11,603,579

Long-term liabilities
Royalstone acquisition obligation, net of current portion	6,093,683	—	—
Make-whole obligation,net of current portion	9,290,082	718,000	105,240
12% RMB75,108,000 ($10,000,000) convertible note payable, net of RMB53,379,624	—	—	—
unamortized discount based on an imputed interest rate of 28.9%, net of	—	—	—
current portion	6,770,666	64,998	9,527
Minority shareholder interests	(91,499)	4,318,148	632,927
Total long-term liabilities	22,062,932	5,101,146	747,694

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars (RMB 0.6257) par value; 6,613,756 authorized; 2,633,500 shares and 2,633,500 shares outstanding (2,833,580 shares pro forma), respectively	1,811,589	2,038,631	298,810
Additional paid-in capital	165,678,074	222,849,091	32,663,846
Statutory reserves	3,084,020	3,084,020	452,037
Accumulated foreign currency translation adjustment	—	(8,231,428)	(1,206,512)
Accumulated deficit	(44,807,216)	(75,899,664)	(11,124,905)
Total shareholders’equity	125,766,467	143,840,650	21,083,276

Total liabilities and shareholders’ equity	208,313,747	228,107,211	33,434,549

99.1-12

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Chinese Yuan	(Renminbi)	U.S. Dollars
	2007	2008	2008
	(Audited)	(Unaudited)	(Unaudited)
Revenues
Software sales	41,360,165	64,709,268	9,484,686
Hardware sales	16,198,402	26,661,095	3,907,819
Service fee income	26,511,794	47,131,117	6,908,189
Total Revenues	84,070,361	138,501,480	20,300,693

Cost of revenues
Cost of software	15,412,948	18,017,073	2,640,832
Cost of hardware	12,587,418	23,265,895	3,410,171
Cost of service fee income	6,857,161	15,866,431	2,325,604
Amortization of acquired technology	8,231,375	11,511,558	1,687,293
Amortization of software costs	2,889,118	3,609,186	529,012
Total Cost of Revenue	45,978,020	72,270,144	10,592,912
Gross Profit	38,092,341	66,231,337	9,707,781

Expenses
Research and development	436,923	5,666,901	830,619
General and administrative	18,957,385	37,844,196	5,546,969
Selling and distribution expenses	11,755,517	20,059,398	2,940,183
Total Expenses	31,149,825	63,570,495	9,317,771
Profit from operations	6,942,516	2,660,842	390,010
Interest income	3,533,326	1,418,040	207,848
Interest expense	(841,277)	(542,813)	(79,562)
Amortization of discount on notes payable	(31,320,836)	(27,201,387)	(3,987,012)
Amortization of loan costs	(6,610,234)	(3,637,607)	(533,178)
Income (loss) on investments	985,085	(623,266)	(91,355)
Foreign currency exchange loss	(201,847)	18,393	2,696
Outside business receives	—	51,751	7,585
Outside business disburses	—	(1,024,572)	(150,176)
Impairment of intangible assets	—	(2,014,634)	(295,293)
Income tax expense	—	(340,184)	(49,862)
Minority interest	32,520	1,102,973	161,667
Net loss	(27,480,747)	(30,132,466)	(4,416,631)

Earnings per ordinary share
Basic	(10.23)	(9.76)	(1.43)
Diluted	(10.23)	(9.76)	(1.43)

99.1-13

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

	December
	31,2007	December 31,2008
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income (loss) (GAAP Basis)	6,942,516	2,660,842	390,010

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	8,231,375	11,511,558	1,687,293
Add back amortization of intangibles	2,891,118	3,609,186	529,012
Add back share-based compensation expenses	2,663,105	3,109,903	455,830
Adjusted non-GAAP operating income	20,728,114	20,891,490	3,062,145
Add back depreciation	500,633	586,880	86,021

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	21,228,747	21,478,370	3,148,167

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income (loss) (GAAP BASIS)	8%	2%	2%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	10%	8%	8%
Amortization of intangibles	3%	3%	3%
Share-based compensation expenses	3%	2%	2%
Adjusted non-GAAP operating income	25%	15%	15%
Depreciation	0.6%	0.4%	0.4%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	25%	16%	16%

NON-GAAP EARNINGS PER SHARE
Net Income(Loss)	(27,480,747)	(30,132,466)	(4,416,631)
Amortization of acquired software technology	8,231,375	11,511,558	1,687,293
Amortization of intangibles	2,891,118	3,609,186	529,012
Accretion on convertible notes	31,320,836	27,201,387	3,987,012
Share-based compensation expenses	2,663,105	3,109,903	455,830
Adjusted Net income	17,625,687	15,299,569	2,242,516

Adjusted non-GAAP diluted earnings per share	5.88	4.90	0.72
Shares used to compute non- GAAP diluted earnings per share	2,997,921	3,124,464	3,124,464

99.1-14

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three Months Ended
	December	September
	31,2007	30,2008	December 31,2008
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software sales	18,702,618	16,602,397	31,830,223	4,665,478
Hardware sales	9,816,610	2,650,771	19,685,341	2,885,356
Service fee income	19,990,060	8,103,952	20,180,605	2,957,949
Total Revenues	48,509,288	27,357,120	71,696,169	10,508,783

Cost of revenues
Cost of software	8,363,521	5,312,887	8,819,265	1,292,673
Cost of hardware	7,181,113	2,025,567	17,486,295	2,563,033
Cost of service fee income	4,950,478	2,698,429	8,475,719	1,242,319
Amortization of acquired technology	6,002,248	3,336,837	2,409,791	353,212
Amortization of software costs	904,236	891,606	929,118	136,184
Total Cost of Revenue	27,401,596	14,265,327	38,120,187	5,587,422

Gross Profit	21,107,692	13,091,793	33,575,982	4,921,360

Expenses Research and development	194,159	231,345	5,044,572	739,402
General and administrative	10,097,655	6,858,594	11,020,454	1,615,310
Selling and distribution expenses	3,986,341	6,324,257	4,804,225	704,174
Total Expenses	14,278,155	13,414,196	20,869,250	3,058,886

Profit from operations	6,829,536	(322,403)	12,706,732	1,862,474

Interest income	764,491	353,665	70,936	10,397
Interest expense	444,949	(8,114,896)	8,437,618	1,236,734
Amortization of discount on notes payable	(28,208,015)	(18,385,813)	(7,469,551)	(1,094,841)
Amortization of loan costs	(5,373,092)	(3,415,298)	298,644	43,773
Income (loss) on investments	844,938	(130,681)	17,754	2,602
Foreign currency exchange loss	99,738	(488,662)	566,316	83,007
Outside business receives	—	528	27,824	4,078
Outside business disburses	—	(7,827)	(855,746)	(125,430)
Impairment of
intangible assets	—	—	(2,014,634)	(295,293)
Income tax expense	—	—	(199,490)	(29,240)
Minority interest	32,520	1,602,385	(2,522,638)	(369,753)
Net Income (loss)	(24,564,935)	(28,909,001)	9,063,764	1,328,511

Earnings per ordinary share
Basic	(9.14)	(9.21)	2.70	0.40
Diluted	(9.14)	(9.21)	2.67	0.39

99.1-15

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
NON-GAAP MEASURES OF PERFORMANCE

	December 31,	September 30,	December 31,
	2007	2008	2008
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating income (loss) (GAAP Basis)	6,942,516	(322,403)	12,706,732	1,862,474

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	8,231,375	3,336,837	2,409,791	353,212
Add back amortization of intangibles	2,891,118	891,606	929,118	136,184
Add back share- based compensation expenses	2,663,105	763,234	765,657	112,225
Adjusted non-GAAP operating income	20,728,114	4,669,274	16,811,298	2,464,095
Add back depreciation	500,633	666,804	(14,765)	(2,164)

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	21,228,747	5,336,078	16,796,532	2,461,932

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating income (loss) (GAAP BASIS)	8%	-1%	18%	18%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	10%	12%	3%	3%
Amortization of intangibles	3%	3%	1%	1%
Share-based compensation expenses	3%	3%	1%	1%
Adjusted non-GAAP operating income	25%	17%	23%	23%
Depreciation	0.6%	2%	-0.02%	-0.02%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	25%	20%	23%	23%

NON-GAAP EARNINGS PER SHARE

Net Income(Loss)	(27,480,747)	(28,909,001)	9,063,764	1,328,511
Amortization of acquired software technology	8,231,375	3,336,837	2,409,791	353,212
Amortization of intangibles	2,891,118	891,606	929,118	136,184
Accretion on convertible notes	31,320,836	18,385,813	7,469,551	1,094,841
Share-based compensation expenses	2,663,105	763,234	765,657	112,225

Adjusted Net income	17,625,687	(5,531,512)	20,637,882	3,024,973

Adjusted non-GAAP diluted earnings per share	5.88	(1.76)	6.08	0.89
Shares used to compute non-GAAP diluted earnings per share	2,997,921	3,140,371	3,394,099	3,394,099

99.1-16

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	December 31,	December 31,
	2007	2008	2008
	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	(27,480,747)	(30,132,466)	(4,416,631)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	500,633	839,266	123,014
Amortization of intangible assets	11,120,493	15,135,140	2,218,415
Amortization of discount on notes payable	31,320,836	27,201,387	3,987,012
Amortization of deferred loan costs	6,610,234	3,637,607	533,178
Investment income	(985,085)	—	—
Interest on notes payable contributed by shareholders	—	—	—
Compensation expense for options issued to employees?	2,663,105	3,110,891	455,975
Foreign Exchange Loss	93,622	—	—
Minority interest	(32,520)	(1,102,973)	(161,667)
Change in assets and liabilities:
Accounts receivable	(10,352,076)	(1,881,912)	(275,839)
Refundable value added tax	(1,220,094)	981,435	143,853
Deposits	(111,752)	—	—
Advances to employees	(2,378,346)	1,131,108	165,791
Advances to suppliers	(214,694)	246,730	36,164
Other receivables	537,784	(2,792,879)	(409,363)
Prepaid expenses	(291,548)	(125,414)	(18,382)
Inventories	265,645	(4,656,761)	(682,559)
Trade payables	1,827,696	4,162,135	610,060
Other payables	(1,013,731)	3,070,343	450,032
Accrued expenses	340,012	4,751,875	696,500
Accrued interest	278,420	—	—
Taxes payable	2,437,452	(560,508)	(82,156)
Deferred Tax	—	—	—
Deferred revenue	-	3,650,622	535,086
Decrease in accrued make-whole obligations	4,575,302	—	—
Advances from customers	—	1,511,210	221,504
Other non-cash expenditures	—	3,477,926	509,773
Net cash provided by operating activities	18,490,641	31,654,762	4,639,760

Cash flows from investing activities:
Purchases of property and equipment	(527,743)	(1,384,465)	(202,926)
Payments for software	(7,151,309)	(5,034,421)	(737,914)
Long-term investments	(4,475,216)	(1,105,450)	(162,030)
Payment to purchase net assets of Acquirees	(53,188,175)	(22,135,101)	(3,244,427)
Loan to Guarantor	—	—	—
Amounts due from a related party	(3,000,000)	—	—
Net cash used in investing activities	(68,342,443)	(29,659,437)	(4,347,298)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	1,060,992	3,614,764	529,830
Issue convertible notes	69,079,430	—	—
Repayment of short term loan	—	—	—
Payment of make-whole obligation	(11,988,170)	(9,296,824)	(1,362,671)
Net cash provided by (used in) financing activities	58,152,252	(5,682,060)	(832,841)
Effect of exchange rate changes on cash	(2,537,839)	(2,816,878)	(412,881)
Net increase in cash	5,762,611	(6,503,614)	(953,260)
Cash and cash equivalents at beginning of period	61,464,737	67,227,348	9,853,770
Cash and cash equivalents at end of period	67,227,348	60,723,734	8,900,511
Supplemental cash flow information
Interest paid	510,282	542,813	79,562

99.1-17